SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
             -------------------------------------------------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)
                              (Amendment No. 8)(1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                            Sharper Image Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   820013 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                      N/A
--------------------------------------------------------------------------------
            (Date of Event Which Requires filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                         [ ] Rule 13d-1(b)

                         [ ] Rule 13d-1(c)

                         [X] Rule 13d-1(d)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 820013 10 0                                    13G                                      Page 2 of 4 Pages
------------ ---------------------------------------------------------------------------------------------------------
     1       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of above persons

                   Richard Thalheimer
                   ###-##-####
------------ ---------------------------------------------------------------------------------------------------------
     2       Check the Appropriate Box if a Member of a Group*                                    (a)[ ]        (b)[ ]
------------ ---------------------------------------------------------------------------------------------------------
     3       SEC USE only
------------ ---------------------------------------------------------------------------------------------------------
     4       Citizenship or Place of Organization

                   United States of America
--------------------------- ---------- -------------------------------------------------------------------------------
     Number of                  5      Sole Voting Power
      Shares
  Beneficially                         4,736,367   shares  of  Common  Stock  (includes
    Owned by                           options  exercisable within 60 days for 2200,000
      Each                             shares)
    Reporting
   Person With
--------------------------- ---------- -------------------------------------------------------------------------------
                                6      Shared Voting Power

                                       525,278 shares of Common Stock
--------------------------- ---------- -------------------------------------------------------------------------------
                                7      Sole Dispositive Power

                                       4,763,367   shares  of  Common  Stock  (includes
                                       options  exercisable within 60 days for 2200,000
                                       shares)
--------------------------- ---------- -------------------------------------------------------------------------------
                                8      Shared Dispositive Power

                                       525,278 shares of Common Stock
--------------------------- ---------- -------------------------------------------------------------------------------
     9       Aggregate Amount Beneficially Owned by Each Reporting Person

             5,068,645 shares of Common Stock
------------ ---------------------------------------------------------------------------------------------------------
    10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
------------ ---------------------------------------------------------------------------------------------------------
    11       Percent of Class Represented by Amount in Row 9
                                                                                                                58.1%
------------ ---------------------------------------------------------------------------------------------------------
    12       Type of Reporting Person*
                                                                                                                   IN
----------------------------------------------------------------------------------------------------------------------

                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages

Item 1(a) Name of Issuer:

          Sharper Image Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

          650 Davis Street
          San Francisco, CA  94111

Item 2(a) Name of Person Filing:

          Richard Thalheimer

Item 2(b) Address of Principal Business Offices or, if none, Residence:

          650 Davis Street
          San Francisco, CA  94111

Item 2(c) Citizenship

          United States of America

Item 2(d) Title of Class of Securities:

          Common Stock

Item 2(e) CUSIP Number:

          820013 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

          Not Applicable

Item 4.  Ownership.

          (a) Amount Beneficially Owned as of December 31, 1997:

              5,068,645 Shares of Common Stock. Includes 3,897,347 shares owned by The Richard J. Thalheimer Revocable Trust, of which Mr. Richard Thalheimer is trustee and sole beneficiary. Includes 203,665 shares owned by The Richard Thalheimer and Elyse Thalheimer Family Trust, of which Mr. Richard Thalheimer is a co-beneficiary. Includes 14,363 shares owned by the Richard and Elyse Thalheimer Irrevocable Trust. Includes 307,250 shares owned by The Richard J. Thalheimer Children's Trust. Includes 353,505 shares owned by the Richard J. Thalheimer 1997 Grantor Annuity Trust. Includes 292,515 shares owned by the Richard J. Thalheimer 1997 Annuity Trust, of which Mr. Richard Thalheimer is trustee and beneficiary. Includes options exercisable within 60 days for 220,000 shares granted to Richard Thalheimer.


          (b) Percent of Class:      58.1%


          (c) Number of shares as to which such person has:

                                                               Page 4 of 4 Pages

                  (i) sole power to vote or to direct the vote:

                      4,763,367 shares of Common Stock

                 (ii) shared power to vote or to direct the vote:        525,278

                (iii) sole  power  to  dispose  or  to  direct  the
                      disposition of: 4,763,367 shares of Common Stock

                 (iv) shared power to dispose or to direct the
                      disposition of:                                    525,278

 Item 5.  Ownership of Five Percent or Less of a Class.

          Not Applicable

 Item 6.  Ownership  of More than  Five  Percent  on Behalf of  Another
          Person.

          Not Applicable

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable

 Item 8.  Identification and Classification of Members of the Group.

          Not Applicable

 Item 9.  Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certification.

          ot Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date: February 10, 1999



Signature:  /s/ Richard Thalheimer
            ---------------------------------------------
            Richard Thalheimer
            Chief Executive Officer and
            Chairman of the Board